1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	July 8, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. For so long as the securities are restricted securities within the meaning of Rule 144a(3) under the Securities Act and until the expiration of applicable holding periods, the securities will not be eligible for deposit under any unrestricted depositary receipt facility.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code:1171)

PLACING OF UP TO 204,000,000 NEW H SHARES

On 7th July, 2004, the Company entered into the Placing Agreement with BNP Paribas Peregrine, pursuant to which, amongst other things, BNP Paribas Peregrine has agreed to place 153,000,000 H Shares in the share capital of the Company at HK$8.30 per H Share and has been granted an option to require the Company to place up to 51,000,000 additional H Shares. The Placing Price represents a discount of about 10.3% to the closing price of HK$9.25 per H Share as quoted on the Stock Exchange on 6th July, 2004, being the last trading date prior to the date of the Placing Agreement.

The net proceeds of the Placing are estimated to be about HK$1.24 billion assuming no exercise of the Option and about HK$1.65 billion assuming full exercise of the Option. Subject to successful conclusion of negotiations and definitive agreements, the Company proposes to apply the proceeds for the co-investments in two new coal mine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province, the PRC. The Company intends to invest about RMB2.19 billion (equivalent to about HK$ 2.07 billion in the two new coal mine projects in Shandong Province and Shaanxi Province, and about RMB1.24 billion (equivalent to about HK$1.17 billion) in the methanol project in Shaanxi Province. The difference between the proceeds and the Company’s total investment will be satisfied by bank loans and its internal resources. The new coal mine projects in Shandong Province and Shaanxi Province are expected to commence initial production in the fourth quarter of 2005 and, after full operation in 2008, the Group is expected to achieve an additional capacity of over 11.6 million tons per annum. The methanol project in Shaanxi Province is expected to commence production in the first quarter of 2007, enabling the Group to achieve an annual methanol production of over 300,000 tons by 2008.

The Placing Shares before the exercise of the Option will represent 13.0% and about 5.1% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing. If the Option is fully exercised, the Placing Shares will represent about 16.7% and 6.6% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing.

The Placing Shares will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Company held on 25th June, 2004.

Trading in the H Shares was suspended on 7th July, 2004 upon request by the Company, and application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on 8th July, 2004.

Negotiations on the investment projects mentioned in this announcement are still ongoing and no definitive agreements have been entered into yet. Shareholders and the potential investors are advised to exercise caution when dealing in the Shares. The Company will comply with the relevant requirements of the Listing Rules to make an announcement, despatch a circular and/or obtain Shareholders’ approval in relation to these investment projects, if and when finalised.

The Placing Agreement

Date:	7th July, 2004
Parties:	(i) The Company
(ii) BNP Paribas Peregrine

Placing

BNP Paribas Peregrine has agreed to act as sole placing agent of the Company to place, on a fully underwritten basis, 153,000,000 H Shares, failing which BNP Paribas Peregrine has agreed to subscribe such Placing Shares. In addition, the Company has granted the Option to BNP Paribas Peregrine to require the Company to place up to an aggregate of 51,000,000 H Shares at the Placing Price. The Placing Shares subject to the Option are not underwritten excepted that to the extent the Option is exercised, the Placing Shares to be issued and allotted upon the exercise of the Option will be fully underwritten. Should the Option be exercised, further announcement will be made as soon as practicable.

BNP Paribas Peregrine will procure investors, who are independent of and not connected nor acting in concert with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as such term is defined in the Listing Rules), to subscribe for the Placing Shares. The placees are to be not less than six in number. BNP Paribas Peregrine is independent of and not connected with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as such term is defined in the Listing Rules).

Number of Placing Shares

Before the exercise of the Option, the Placing Shares of 153,000,000 H Shares will represent 15.0% and about 5.3% respectively of the existing H Shares in issue and the entire registered capital of the Company prior to the Placing and about 13.0% and 5.1% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing. If the Option is fully exercised, 204,000,000 Placing Shares will represent 20.0% and about 7.1% respectively of the existing H Shares in issue and the entire registered capital of the Company prior to the Placing and about 16.7% and 6.6% respectively of the H Shares and the entire registered capital of the Company as enlarged by the Placing,

Placing Price

HK$8.30 per Placing Share, representing (i) a discount of about 10.3% to the closing price of HK$9.25 per H Share as quoted on the Stock Exchange on 6th July, 2004, being the last trading date prior to the date of the Placing Agreement; (ii) a discount of about 4.7% to the average closing price of HK$8.71 per H Share as quoted on the Stock Exchange for the last five trading days up to and including 6th July, 2004; and (iii) a discount of about 1.8% to the average closing price of HK$8.455 per H Share as quoted on the Stock Exchange for the last ten trading days up to and including 6th July, 2004.

The Placing Price was determined by reference to the recent trading prices of the H Shares. The Placing Price and the placing commission were agreed after arm’s length negotiation between the Company and BNP Paribas Peregrine.

The effective net placing price is estimated to be about HK$8.10 per H Share (assuming no exercise of the Option).

Conditions of the Placing

The Placing is conditional upon, inter alia, the Stock Exchange granting listing of and permission to deal in the Placing Shares and the Placing Agreement not having been terminated by BNP Paribas Peregrine in accordance with the terms thereof, such as on the grounds of material breach of any of the representations, warranties and undertakings of the Company given in the Placing Agreement. Pursuant to the force majeure provisions contained in the Placing Agreement, BNP Paribas Peregrine has the right to terminate the Placing Agreement on the occurrence of certain force majeure events at any time on or prior to 9:30 a.m. on the date of completion of the Placing Agreement. There is a risk that the Placing will not proceed to completion.

Reduction of State-owned shares

As confirmed by the State-owned Assets Supervision and Administration Commission on 14th April, 2004, Yankuang Group Corporation Limited, a State-owned shareholder of the Company, is not required to sell its State-owned shares in the Company as part of the Placing in accordance with the requirements of the relevant PRC regulations. However, Yankuang Group Corporation Limited has undertaken to make payment, upon completion of the Placing, in lieu of the sale of State-owned shares of the Company to the Council of the National Social Security Fund.

Completion of the Placing

Completion is provided to take place on the second business day after the date of grant of listing approval for the Placing Shares and is currently expected to take place on or before 14th July, 2004 or such other time or date as the Company and BNP Paribas Peregrine shall agree.

Mandate to issue the Placing Shares

The Placing Shares will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Company held on 25th June, 2004. The resolution to exercise the general mandate and enter into the Placing Agreement was unanimously passed at the 15th meeting of the second session of Board held on 7th July, 2004. The issue of the Placing Shares was approved by the China Securities Regulatory Commission on 18th May, 2004. Under the approval, the Company is required to carry out the Placing in compliance with all applicable laws, regulations and rules and to submit a report to the China Securities Regulatory Commission within 15 business days after completion of the Placing.

US selling restrictions

The Placing Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons unless the Placing Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. This Placing will be conducted pursuant to Regulation S or pursuant to a private placement exemption from registration of the Securities Act. During the 40 days immediately following the completion date of the Placing, no H Shares will be accepted for deposit in the American Depository Shares programme of the Company.

Ranking of Placing Shares

The Placing Shares will rank pari passu in all respects with the H Shares in issue on the date of allotment and issue of the Placing Shares including as to the right to any dividends or distributions. However, holders of the Placing Shares will not be entitled to the final dividend and special cash dividends of the Company resolved in the 2003 annual general meeting of the Company held on 25th June, 2004, which are expected to be paid on or before 25th August, 2004.

Shareholding Structure

Set out below are the shareholding structures of the Company (a) immediately before the Placing, (b) immediately after the Placing but before the exercise of the Option, and (c) immediately after the Placing assuming full exercise of the Option:

Shareholders	Immediately before the		Immediately after the Placing		Immediately after the Placing
	Placing		but before the exercise of the Option		and full exercise of the Option
	Number of Shares held (shares)	Percentage of shareholding (%)	Number of Shares held (shares)	Percentage of shareholding (%)	Number of Shares held (shares)	Percentage of shareholding (%)
Yankuang Group Corporation
Limited	1,670,000,000	58.2	1,670,000,000	55.2	1,670,000,000	54.3
Public (A Share)	180,000,000	6.3	180,000,000	6.0	180,000,000	5.9
Public (H Share)	1,020,000,000	35.5	1,173,000,000	38.8	1,224,000,000	39.8

Total	2,870,000,000	100.0	3,023,000,000	100.0	3,074,000,000	100.0

Reasons for the Placing

The Company’s operating strategies are mainly focused on two aspects: (i) investing in and acquiring high quality coal mine assets, processing and sale of downstream high value-added coal products and expanding its operating scale; and (ii) improving its operational management and boosting the profitability of its existing coal mine operations. The Directors believe that the Company is currently well equipped for external expansion and there are appropriate external investment opportunities currently available. External funding would, therefore, be required to realise and sustain rapid development of quality coal mines and coal processing business so as to improve the Company’s profitability.

Meanwhile, the Placing also represents a good opportunity for the Company to broaden its shareholder and capital bases.

Use of proceeds

The net proceeds of the Placing are estimated to be about HK$1.24 billion assuming no exercise of the Option and about HK$1.65 billion assuming full the exercise of the Option. Subject to successful conclusion of negotiations and definitive agreements, the Company proposes to apply the proceeds for the co-investments in two new coal mine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province, the PRC. The Company intends to invest about RMB2.19 billion (equivalent to about HK$2.07 billion) in the two new coal mine projects in Shandong Province and Shaanxi Province, and about RMB1.24 billion (equivalent to about HK$1.17 billion) in the methanol project in Shaanxi Province. The difference between the proceeds and the Company’s total investment will be satisfied by bank loans and its internal resources whose composition will be determined by reference to the then financial situation of the Company and the economic environment in the PRC. The new coal mine projects in Shandong Province and Shaanxi Province are expected to commence initial production in the fourth quarter of 2005 and after full operation in 2008, the Group is expected to achieve an additional capacity of over 11.6 million tons per annum. The methanol project in Shaanxi is expected to commence production in the first quarter of 2007 and to have an annual methanol production of over 300,000 tons by 2008.

Information on the two proposed new coal mine projects and the methanol project:

1.	The two proposed new coal mine projects in Shandong Province and Shaanxi Province

The new coal mine project in Shandong Province is located in eastern China, which is one of the most developed regions in the PRC with shortage of coal supply and has convenient transportation system. The Directors estimate the recoverable reserve of the mine to be about 288 million tons. Major types of products are 1/3 coking coal, gas coal and fat coal, which are high quality coal for steel mills and power utilities.

The coal mine is believed to have stable reserves and to be suitable for the application of integrated mechanical top caving technique and possess the necessary conditions for construction of a modern large-scale coal mine.

The new coal mine project in Shaanxi Province is located in an area with relatively more convenient transportation systems than those of other provinces in the midwest. The Directors estimate the recoverable reserve of the mine to be 1,245 million tons. Major types of products are high quality coal for power utilities and the production of gas and liquified gas, particularly for the production of methanol after gasification. The coal mine is believed to have stable reserves, low mining costs and the necessary resources and mining conditions for construction of highly productive and efficient modern coal shafts.

2.	Information on the proposed methanol project in Shaanxi Province

In the downstream of the industry, the methanol project in Shaanxi Province is expected to use coals produced from the above-mentioned new coal mine in Shaanxi Province as raw materials and advanced technologies and equipment of international standard. This project is a coal processing and conversion project, which is encouraged by the state.

The proposed investment in the Shaanxi Province methanol project is consistent with the Company’s strategic emphasis on developing downstream processing and sale of high value-added coal products. By investing in its research and development capability and comprehensive market research, the Directors believe that the Company has positioned itself to expand into downstream processing and sale of high value-added coal products. The proposed methanol project in Shaanxi Province is believed to have low cost structure, assured supply of raw material and strong supports from local government, therefore the investment in this project is in line with the Company’s operating strategies for developing the high value-added processing of coal and capturing the value of the downstream product chain.

Market overview and outlook

1.	Coal market

Given the PRC’s economy’s continual growth and high energy consumption levels, the Directors believe the PRC will continue to have significant demand for energy and may even experience energy shortages. Since coal consumption accounts for over 70% of one-time energy consumption in the PRC, the Directors expect coal to remain the basic source for energy production in the PRC in the foreseeable future. The structure of the energy sector in the PRC will lead to a supply shortage in the coal market, especially supply of thermal coal and coking coal. Consequently, domestic coal price is expected to remain at a high level in the near term.

International energy prices have risen significantly due to recent years’ global economic recovery and political instabilities. In the short term, the Directors believe the international oil prices should remain at a high level, boosting demand for coal, which is cheaper and in more stable supply. In the long term, the coal price in the international market should maintain its upward trend due to high demand from traditional markets in Northeast Asia, export quotas adopted by the PRC and Australia, rapid increases of international shipping charges and rapid growth of the international steel industry.

2.	Methanol market

Methanol is an important raw material for chemical products. Methanol has traditionally been produced as a by-product by chemical enterprises, leading to limited production and insufficient capacity in the international market. Therefore, the PRC generally has had shortage of methanol and large amounts of imports are necessary every year.

In recent years, methanol has been gradually utilised by the energy sector. The technology of methanol as a new type of fuel being mixed and burned together with petrol is mature. The application of methanol as a new type of fuel has great prospect, especially in countries like the PRC, which lack oil resources. Standards on used methanol fuel for vehicles and methanol being mixed and burned together with petrol has been launched in Shanxi Province and is expected to be increasingly applied in more regions of the PRC.

Listing application

The Company will apply with the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

Resumption of trading

Trading in the H Shares was suspended on 7th July, 2004 upon request by the Company, and application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on 8th July, 2004.

General

Negotiations on the investment projects mentioned in this announcement are still ongoing and no definitive agreements have been entered into yet. Shareholders and potential investors are advised to exercise caution when dealing in the Shares. The Company will comply with the relevant requirement of the Listing Rules to make an announcement, despatch a circular and/or obtain Shareholders’ approval in relation to these investment projects, if and when finalised.

The Company did not raise any funds from issuance of equity securities in the 12 months immediately preceding the date of this announcement.

Definitions

“A Share”	PRC domestically listed Shares in the share capital of the Company

“BNP Paribas Peregrine”	BNP Paribas Peregrine Capital Limited, acting as the sole placing agent and underwriter of the Placing, a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities & Futures Ordinance (Cap 571 of the Laws of Hong Kong)

“Board”	the board of Directors

“the Company”	Yanzhou Coal Mining Co., Ltd, a joint stock limited company established in the PRC with limited liability, the H Shares, A Shares and ADRs of which are listed on the Main Board of the Stock Exchange, Shanghai Stock Exchange and New York Stock Exchange respectively

“Director(s)”	the director(s) of the Company

“Group”	the Company together with its subsidiaries

“H Shares”	overseas listed foreign Shares in the share capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Committee”	the listing sub-committee of the board of directors of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	the option granted by the Company to BNP Paribas Peregrine to require the Company to place, in addition to the initial 153,000,000 Placing Shares, up to an aggregate of 51,000,000 H Shares at the Placing Price during the period commencing from the date of the Placing Agreement up to 12th July, 2004

“Placing”	the placing of up to 204,000,000 Placing Shares by BNP Paribas Peregrine as sole placing agent and underwriter pursuant to the Placing Agreement

“Placing Agreement”	the placing and underwriting agreement between BNP Paribas Peregrine and the Company dated 7th July, 2004 in relation to the Placing

“Placing Price”	the placing price of HK$8.30 per H Share under the Placing

“Placing Share(s)”	153,000,000 H Shares to be allotted and issued under the Placing plus (where the context so required) up to a further 51,000,000 H Shares that may be allotted and issued under the exercise of the Option

“PRC”	the People’s Republic of China

“Share(s)”	share(s) in the share capital of the Company, with a Renminbi-denominated par value of RMB1.00 each of the Company

“Shareholder(s)”	the shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“RMB”	Renminbi, the lawful currency of the PRC

“%”	per cent

By the Order of the Board

Chen Guangshui

Secretary of the Board of Directors

Zoucheng, Shandong, the PRC

7th July, 2004

Notes:

1.	As at the date of this announcement, the board of Directors of the Company comprised of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing as directors and Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi as independent non-executive directors.

2.	The translation of RMB into HK$ is based on the exchange rate of RMB1.06=HK$1.00.

Forward-looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of the announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.